Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of CorMedix Inc. on Form S-8 (File No. 333-170498) and Forms S-3 (File No. 333-185737 and File No. 333-185970) of our report, which includes explanatory paragraphs relating to a restatement of CorMedix Inc.’s financial statements a nd CorMedix Inc.’s ability to continue as a going concern, dated March 27, 2013 , except for the effects of the matter discussed in paragraph four of such report and Note 12 to the financial statements, on our audits of the financial statements of CorMedix Inc. as of December 31, 2012 and 2011, and for the years then ended, and for the period from July 28, 2006 (Inception) to December 31, 2012, which report is included in this Annual Report on Form 10-K /A of CorMedix Inc. for the year ended December 31, 2012.

/s/ CohnReznick LLP

Roseland, New Jersey
March   3, 2014